

02036407

0-27476

PE 5.13.02


SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended May 13, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

Materials relating to Registrant and filed pursuant to this Form 6-K include a press release concerning Registrant's expansion of its family of brands into Mexico and Ireland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date May 13, 2002

By

Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: May 13, 2002

COOLBRANDS INTERNATIONAL EXPANDS INTO MEXICO AND IRELAND

CoolBrands International Inc. (TSE: COB.A) announced today that it has entered into Master Franchise Agreements providing for the development of the Company's Yogen Früz®, Bresler's®, I Can't Believe It's Yogurt® and Java Coast® Fine Coffees brands in Mexico and Ireland.

The agreement for Ireland, made with KC Product Placements, of Ireland, covers the Yogen Früz®, Bresler's® and I Can't Believe It's Yogurt® brands and calls for the eventual opening of 55 retail outlets, as well as the sale of prepackaged frozen desserts to grocery outlets. Two Yogen Früz® outlets have already been opened in malls located in Dublin, Ireland. In addition, I Can't Believe It's Yogurt® prepackaged frozen yogurt in 500 mL containers has been listed in selected Irish supermarkets.

The agreement for Mexico, made with Fruzco De Mexico De C.V., of Mexico, covers the Yogen Früz®, Bresler's®, I Can't Believe It's Yogurt® and Java Coast® Fine Coffees brands, and calls for the eventual opening of 47 retail outlets, with the first store already open in Mexico City.

David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "CoolBrands remains committed to realizing profitable growth from our international franchising operations. The new Master Franchise agreements for Mexico and Ireland strengthen our international franchising system and signal the continued vitality of our brands in markets around the world."

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® *Smart Ones*®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.